UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

Jonathan A. Siegler

Bluescape Resources Company LLC

200 Crescent Ct., Suite 1900

Dallas, Texas 75201

(469) 398-2220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

William S. Anderson

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

November 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Energy Strategic Advisory Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,433,630 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Bluescape Energy Recapitalization and Restructuring Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,433,630 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Bluescape Energy Partners III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,433,630 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Bluescape Resources GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,433,630 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Charles John Wilder, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 18,125
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER 18,125
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,755 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No.    269279402

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on December 23, 2015, as amended by Amendment No. 1 filed on June 15, 2017 and Amendment No. 2 filed on June 29, 2017 (as so amended, the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D to disclose the entry by Energy Strategic Advisory Services LLC (“ESAS”) and EXCO Resources, Inc. (“EXCO” or the “Issuer”) into the Services Suspension Letter Agreement (as defined below in Item 4) and the resignation of Charles John Wilder, Jr. from EXCO’s Board of Directors.

Capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings given in the Schedule 13D. Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged.

ITEM 4.	PURPOSE OF TRANSACTION.

The final paragraph of Item 4 is amended and restated to read as follows:

On November 9, 2017, ESAS entered into a Letter Agreement (the “Services Suspension Letter Agreement”) with EXCO, dated November 9, 2017, pursuant to which, among other things:

(i) the Services Agreement was suspended such that, during the suspension period (a) ESAS is not required to provide the Services, (b) the Company is not required to make any payments under the Services Agreement to ESAS with respect to the suspension period and (c) ESAS does not have the right to nominate a member to the Board pursuant to the terms of the Nomination Letter Agreement, in each case subject to the terms and conditions of the Services Suspension Letter Agreement;

(ii) Charles John Wilder, Jr. resigned from the Board and as Executive Chairman of the Board, effective as of November 9, 2017; and

(iii) the Warrants, which represented the right to purchase up to an aggregate of 5,333,335 common shares of EXCO, subject to the satisfaction of certain performance criteria, at prices ranging from $41.25 per share to $150.00 per share, ESAS forfeited the warrants for cancellation by EXCO and EXCO has no further obligations under the Warrants.

The foregoing discussion is qualified in its entirety by reference to the Services Agreement, the Registration Rights Agreement, the Warrants and the Nomination Letter Agreement, the terms of each of which are incorporated herein by reference to Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.10, 99.11, 99.12 and 99.13 hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by appending the following text:

Pursuant to the Services Suspension Letter Agreement, ESAS forfeited the Warrants for cancellation by EXCO, and EXCO has no further obligations under the Warrants. The Financing Warrants remain outstanding and continue to be owned by ESAS.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Services and Investment Agreement, dated as of March 31, 2015, by and among EXCO Resources, Inc. and Energy Strategic Advisory Services LLC (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.2	Acknowledgement of Amendment, dated as of May 26, 2016 and effective as of March 31, 2015 by and among EXCO Resources, Inc. and Energy Strategic Advisory Services LLC (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on June 1, 2015).

99.3	Amendment No. 2 to Services and Investment Agreement dated September 8, 2015 by and among EXCO Resources, Inc. and Energy Strategic Advisory Services LLC (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on September 9, 2015).

99.4	Registration Rights Agreement, dated as of April 21, 2015, by and between EXCO Resources, Inc. and Energy Strategic Advisory Services LLC (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on April 27, 2015).

99.5	Nomination Letter Agreement (incorporated by reference to Exhibit 10.2 of EXCO’s Current Report on Form 8-K filed with the SEC on April 27, 2015).

99.6	Amended and Rested 2007 Director Plan of EXCO Resources, Inc. (incorporated by reference to Exhibit 10.2 of EXCO’s Current Report on Form 8-K filed with the SEC on November 16, 2007).

99.7	Amendment Number One to the Amended and Restated 2007 Director Plan of EXCO Resources, Inc. (incorporated by reference to Exhibit 10.13 of EXCO’s Annual Report on Form 10-K for 2009 filed February 24, 2010).

99.8	Amendment Number Two to the Amended and Restated 2007 Director Plan of EXCO Resources, Inc., effective as of May 22, 2014 (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on May 29, 2014).

99.9	Amendment Number Three to the Amended and Restated 2007 Director Plan of EXCO Resources, Inc., effective as of December 4, 2015 (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on December 10, 2015).

99.10	Warrant, dated as of March 31, 2015 (incorporated by reference to Exhibit 10.3 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.11	Warrant, dated as of March 31, 2015 (incorporated by reference to Exhibit 10.4 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.12	Warrant, dated as of March 31, 2015 (incorporated by reference to Exhibit 10.5 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.13	Warrant, dated as of March 31, 2015 (incorporated by reference to Exhibit 10.6 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.14	Form of Financing Warrant (incorporated by reference to Exhibit 10.6 of EXCO’s Current Report on Form 8-K filed with the SEC on March 15, 2017).

99.15	Registration Rights Agreement, dated as of March 15, 2017, by and among EXCO Resources, Inc. and the investors specified on the signatures thereto (incorporated by reference to Exhibit 10.12 of EXCO’s Current Report on Form 8-K filed with the SEC on March 15, 2017).

99.16	1.75 Lien Term Loan Credit Agreement, dated as of March 15, 2017, by and among EXCO Resources, Inc., as borrower, certain subsidiaries of borrower, as guarantors, the lenders party thereto, and Wilmington Trust, National Association, as administrative agent and collateral trustee (incorporated by reference to Exhibit 10.4 of EXCO’s Current Report on Form 8-K filed with the SEC on March 15, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2017

Energy Strategic Advisory Services LLC

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Energy Recapitalization and Restructuring Fund III LP

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Energy Partners III GP LLC

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Resources GP Holdings LLC

By:	/s/ Charles John Wilder, Jr.
Sole Member

Charles John Wilder, Jr.

By:	/s/ Charles John Wilder, Jr.